Exhibit 99.1

Ping An Biomedical Co., Ltd. Receives Strategic Investment from
Leading Industry Capital, Accelerating Growth in
Biopharmaceutical Innovation

Hong Kong, January 9, 2026 — Ping An Biomedical Co., Ltd. (NASDAQ: PASW) (hereinafter referred to as “Ping An Bio”) today announced that it has entered into a series of share purchase agreements with several investors.

Ping An Biomedical Co., Ltd. has entered into a series of share purchase agreements from several investors: Yao Jinbo, Chairman and CEO of 58 Group Inc.; Wang Donghui, Founder and Managing Partner of Amiba Capital Co., Ltd ; and Li Daxue, Chairman and CEO of Magcloud Group Co., Ltd and former Senior Vice President of JD.com and its Lifetime Honorary Advisor. This round of investment further strengthens the company’s long-term development in biopharmaceutical R&D, medical technology, and innovation .

Yao Jinbo of 58 Group: An Entrepreneur with a Proven Track Record of Capturing Megatrends

As one of China’s most representative internet entrepreneurs, Yao Jinbo is the Chairman and CEO of 58.com and a seasoned investor. His investment portfolio spans internet platforms, lifestyle services, technological innovation, and emerging industries, and he is well known for his forward-looking industrial judgment and long-term value investing philosophy.

Across multiple economic cycles, Yao has successfully invested in sectors with structural growth opportunities. His decision to invest in Ping An Bio marks another important strategic move in the biotechnology, healthcare, and pharmaceutical space. Industry observers view this not merely as a financial investment, but as a strong endorsement of Ping An Bio’s technology commercialization capabilities, business model, and long-term growth potential. According to public information, this is Yao Jinbo’s second major investment in the pharmaceutical sector within the past year, following his RMB 662 million investment in Yiming Pharmaceutical Holdings.

Wang Donghui of Amiba Capital: From Kingsoft CFO to Industrial Investor

Wang Donghui is a leading figure in China’s venture capital sector and the founding managing partner of Amiba Capital. He previously served as Chief Financial Officer and Senior Vice President of Kingsoft Corporation, working closely for many years with Lei Jun, founder of Xiaomi, and participating in Kingsoft’s Hong Kong IPO. Unlike purely financial investors, Wang places greater emphasis on a company’s underlying R&D capabilities and long-term value vision. He has made precise investments in multiple unicorn companies such as Meituan, Didi, Mogujie, and Jushuitan. As of 2025, Amiba Capital manages RMB 5 billion in RMB-denominated funds. Ping An Bio stands out in terms of its biopharmaceutical R&D pathways, technology implementation capabilities, and long-term technological moat, demonstrating rare potential for scalable growth.

Li Daxue of Magcloud Group: Former JD.com Vice President with a Strong Industry-Level Strategic Perspective

Li Daxue, former Vice President of JD.com and its Lifetime Honorary Advisor, brings deep expertise in technology R&D, platform-based operations, industrial integration, and large-scale enterprise management. His participation in Ping An Bio’s investor lineup signals strong capital market recognition of the company’s future transition from technological innovation to industrialization, scalability, and standardization.

In the biopharmaceutical sector, it is rare for a company to receive simultaneous recognition from both “technology capital” and “industrial capital.” This further highlights Ping An Bio’s unique position within the industry. Consensus among multiple top-tier investors is propelling the company toward a broader global stage.

Management Commentary

Liu Pijun, Chairman of the Board and Chief Executive Officer of Ping An Biomedical Co., Ltd, stated:

“We warmly welcome Mr. Li Daxue, Mr. Wang Donghui, and Mr. Yao Jinbo as strategic investors in the company. Each of them holds benchmark-level influence in technology innovation, capital operations, and internet platform ecosystems. Their participation will provide comprehensive empowerment to the company across technology strategy, capital planning, industrial resources, and ecosystem development.”

He further added:

“The company will continue to deepen its intelligent AI systems while accelerating innovation and commercialization in healthcare and biopharmaceutical technologies. Leveraging the international capital markets, we will continuously enhance our technological capabilities and global market influence, striving to become a technology-driven, diversified, and global leader in industrial upgrading.”

About Ping An Biomedical Co., Ltd

Ping An Biomedical Co., Ltd. is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in Ping An Biomedical Co., Ltd’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the issuance, and Ping An Biomedical Co., Ltd does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

Celestia Investor Relations

Email: investors@celestiair.com

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